September 30, 2022

Via EDGAR and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Paul Cline
Robert Telewicz
Brigitte Lippmann

Re:	Selina Hospitality PLC (f/k/a Selina Holding Company, UK Societas)
Amendment No. 2 to Registration Statement on Form F-4
Submitted September 29, 2022 CIK No. 0001909417

Dear Sir or Madam:

On behalf of our client, Selina Hospitality PLC (f/k/a Selina Holding Company, UK Societas) (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 30, 2022, relating to the Company’s Amendment No. 2 to Registration Statement on Form F-4 that was submitted to the Commission by the Company on September 29, 2022 (as so amended, the “Registration Statement”).

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the numbered comments and headings in the Staff’s letter. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to each comment. Disclosure changes made in response to the Staff’s comments have been made in the revised registration statement on Amendment No. 3 to Form F-4 (the “Revised Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Revised Registration Statement.

Please note that our responses below, insofar as relevant information relates to BOA Acquisition Corp., a Delaware corporation (“BOA”), or matters arising from BOA’s participation in the preparation of the Registration Statement and the Revised Registration Statement, are based on our discussions with and information received from BOA or its counsel, King & Spalding, LLP, who have similarly participated in the preparation and review of this response letter.

U.S. Securities and Exchange Commission

September 30, 2022

Exhibits

1.

Please provide a legal opinion for the legality of the warrants. We note that the warrants are governed by the laws of the State of New York. For guidance, refer to Section II.B.1.f. of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Revised Registration Statement to include a new Exhibit 5.2 legal opinion.

2.

We note the statement in the legality opinion in regards to the New Shares that “no further amounts will be payable to the Company in respect thereof.” Please revise the opinion to address whether the New Shares will be non-assessable. The opinion should opine upon whether the New Shares are non-assessable based on the meaning of that term as understood under U.S. law. For guidance, refer to Section II.B.1.c. of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised paragraph 5 of its Exhibit 5.1 legal opinion to address whether the New Shares will be non-assessable.

3.

We note that Section 6 of the legal opinion states that “This opinion is given for the sole benefit of the Company . . .It is not to be disclosed in whole or in part (including summarised in whole or in part) transmitted to or used or relied upon by any other person . . . .” Please revise the opinion to remove these limitations. For guidance, refer to Section II.B.3.d. of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Revised Registration Statement to include a revised legal opinion.

U.S. Securities and Exchange Commission

September 30, 2022

Thank you for your prompt attention to the Company’s response to the Staff’s comments. Please contact me at +44.20.3201.5597 or Benjamin Stein at +1.617.341.7775 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Tomasz Wozniak
Tomasz Wozniak
Morgan, Lewis & Bockius UK LLP

cc:	Rafael Museri, Selina Hospitality PLC
Jon Grech, Selina Hospitality PLC
Zachary Davis, King & Spalding LLP